SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ResortQuest International, Inc.
(Name of Subject Company (Issuer))

ResortQuest International, Inc.
(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $.01 Per Share, Having An Exercise Price
Greater Than $5.99 Granted Under the ResortQuest International, Inc.
Amended and Restated 1998 Long-Term Incentive Plan
(Title of Class Securities)

761183 10 2
(CUSIP Number of Class of Securities
Underlying Common Stock)

J. Mitchell Collins
Executive Vice President and Chief Financial Officer
530 Oak Court Drive
Suite 360
Memphis, Tennessee 38117
(901) 762-4097
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Paul A. Belvin, Esq.
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue, N.W.
Washington, D.C. 20036
(202) 887-4000

CALCULATION OF FILING FEE

Transaction Valuation* $900,961	Amount of Filing Fee $82.89

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,222,887 shares of common stock of ResortQuest International, Inc., having an aggregate value of $900,961 as of October 28, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: : N/A

Form or Registration No.: N/A	Date Filed: : N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.      Summary Term Sheet.

               The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated October 28, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.      Subject Company Information.

               (a)     The name of the issuer is ResortQuest International, Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 530 Oak Court Drive, Suite 360, Memphis, Tennessee 38117. The telephone number of the issuer’s principle executive offices is (901) 762-0600. The information set forth in the Offer to Exchange under Section 9 (“Information Concerning ResortQuest International, Inc.”) is incorporated herein by reference.

               (b)     This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the ResortQuest International, Inc. Amended and Restated 1998 Long-Term Incentive Plan (the “Plan”) to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), having an exercise price greater than $5.99 and held by its employees and directors, other than its executive officers (the “Options”), for new options (the “New Options”) to purchase shares of Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibits (a)(1) and (a)(2). The number of shares of Common Stock subject to the New Options will be equal to a percentage of the number of shares of Common Stock subject to the Options tendered and accepted for exchange. The percentage is determined by the exercise price per share of the Options tendered and accepted for exchange as follows:

Exercise Price per Share of Options	% of Options Tendered and Accepted for
Tendered and Accepted for Exchange	Exchange to be Granted as New Options

Greater than $5.99 but less than or equal to $10.99	50%

Greater than $10.99	33 1/3%

               All grants of New Options will be pursuant to the Plan. The Offer is not being made to option holders who are executive officers of the Company. If all eligible options are tendered and accepted for exchange pursuant to the terms of the Offer, the total number of shares of Common Stock subject to the new options will be 472,009. Information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

               (c)     The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.      Identity And Background Of Filing Person.

               (a)     The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.      Terms Of The Transaction.

               (a)     The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

               (b)     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.      Past Contacts, Transactions, Negotiations And Arrangements.

               (e)     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6.      Purposes Of The Transaction And Plans Or Proposals.

               (a)     The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

               (b)     The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

               (c) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.      Source And Amount Of Funds Or Other Consideration.

               (a)     The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

               (b)     Not applicable.

               (d)     Not applicable.

Item 8.      Interest In Securities Of The Subject Company.

               (a)     The information set forth in Schedule A-2 to the Offer to Exchange is incorporated herein by reference.

               (b)     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.      Person/Assets, Retained, Employed, Compensated Or Used.

               (a)     Not applicable.

Item 10.      Financial Statements.

               (a)     The information set forth in the Offer to Exchange under Section 9 (“Information Concerning ResortQuest International, Inc.”) and Section 16 (“Additional Information”) and on pages 15 through 31 of exhibit 13 to the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and pages 2 through 9 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002 is incorporated herein by reference.

Item 11.      Additional Information.

               (a)     The information set forth in the Offer to Exchange under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

               (b)     Not applicable.

Item 12.		Exhibits.
(a)	(1)	Offer to Exchange, dated October 28, 2002.
	(2)	Form of Letter of Transmittal.
	(3)	Form of Letter to Eligible Option Holders.
	(4)	Form of Letter to Tendering Option Holders.
	(5)	ResortQuest International, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.
	(6)	ResortQuest International, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002, and incorporated herein by reference.
(b)		Not applicable.
(d)	(1)	ResortQuest International, Inc. Amended and Restated 1998 Long-Term Incentive Plan. Filed on April 6, 1999 as an exhibit to the Company’s Proxy Statement and incorporated herein by reference.
(g)		Not applicable.
(h)		Not applicable.

Item 13.      Information Required By Schedule 13E-3.

               (a)     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RESORTQUEST INTERNATIONAL, INC.

/s/ James S. Olin James S. Olin President and Chief Executive Officer

Date: October 28, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange, dated October 28, 2002.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Letter to Eligible Option Holders.
(a)(4)	Form of Letter to Tendering Option Holders.
(a)(5)	ResortQuest International, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.
(a)(6)	ResortQuest International, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002, and incorporated herein by reference.
(d)(1)	ResortQuest International, Inc. Amended and Restated 1998 Long-Term Incentive Plan. Filed on April 6, 1999 as an exhibit to the Company’s Proxy Statement and incorporated herein by reference.